AB 3/6

[redacted]

10029620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corby Capital Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, 6th floor
(No. and Street)

Boston, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Reilly 617-482-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PCC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street, Chestnut Hill, MA 02467
(Address) (City) (State) (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Michael J. Reilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corby Capital Markets, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael J. Reilly
Signature

President
Title

Notary Public

DAVID F. PENDERGAST
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 31, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SAMET

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Corby Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Corby Capital Markets, Inc. (a Delaware corporation) as of December 31, 2009 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corby Capital Markets, Inc. as of December 31, 2009 and the results of its operations and its cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 22, 2010

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

CORBY CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Interest receivable	$ 2,875
Investment securities	1,244,220
Prepaid expenses and other current assets	36,970
Due from related party	35,224
Property and equipment, net	27,837
Notes receivable - related party	100,000
Deferred income taxes	276,200
	$ 1,723,326

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to clearing organization	$ 35,130
Accounts payable	32,532
Accrued expenses	25,606
	93,268
Stockholders' equity:	
Common stock	9,601
Preferred Stock	330,221
Additional paid-in capital	983,950
Retained earnings	604,486
Treasury stock, 197,500 shares, at cost	(298,200)
Total stockholders' equity	1,630,058
	$ 1,723,326

See notes to financial statements

CORBY CAPITAL MARKETS, INC.

STATEMENT OF INCOME
Year ended December 31, 2009

Revenues:		
Principal transactions		1,815,672
Commissions		73,373
Interest and dividends		43,457
		1,932,502
Expenses:		
Employee compensation		1,204,109
Operating expenses		312,958
Floor brokerage, exchange and clearing loss		275,551
Communications and data processing		114,669
		1,907,287
Net income before provision for income taxes		25,215
Provision for income taxes		13,900
Net income	$	11,315

See notes to financial statements

CORBY CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2009

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2009, as previously reported	$ 9,601	$ 330,221	$ 983,950	$ 386,186	$ (298,200)	$ 1,411,758
Adjustment to record deferred tax asset	-	-	-	290,100	-	290,100
Balance, January 1, 2009, as restated	9,601	330,221	983,950	676,286	(298,200)	1,701,858
Net income	-	-	-	11,315	-	11,315
Less: dividends	-	-	-	(83,115)	-	(83,115)
Balance, December 31, 2009	$ 9,601	$ 330,221	$ 983,950	$ 604,486	(298,200)	$ 1,630,058

See notes to financial statements

CORBY CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
Year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	11,315
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,476
Unrealized loss on investments		27,703
Deferred income taxes		13,900
Changes in operating assets and liabilities:		
Interest receivable		2,179
Investment securities		(186,695)
Prepaid expenses and other current assets		34,425
Due from related party		(2,562)
Payable to clearing organization		106,897
Accounts payable		26,861
Accrued expenses		8,800
Net cash provided by operating activities		53,299
Cash flows from investing activities:		
Purchase of property and equipment		(17,326)
Issuance of note receivable - related party		(25,000)
Net cash used for investing activities		(42,326)
Cash flows from financing activities:		
Dividends paid to stockholders		(83,115)
Net cash used for financing activities		(83,115)
Net decrease in cash		(72,142)
Cash, beginning of year		72,142
Cash, end of year	$	-
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	625

See notes to financial statements

CORBY CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note 1 Organization and nature of business

Corby Capital Markets, Inc., a Delaware corporation, is a registered broker/dealer in securities located in Boston, Massachusetts. The Company is a registered broker under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD), Securities Investor Protection Corporation (SIPC) and Financial Industry Regulatory Authority (FINRA).

Note 2 Summary of significant accounting policies

Codification of accounting standards

On July 1, 2009, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification (ASC) 105, "Generally Accepted Accounting Principles," which establishes the FASB ASC as the sole source of authoritative generally accepted accounting principles (GAAP). Pursuant to the provisions of FASB ASC 105, the Company has revised its financial statement disclosures by eliminating specific references to standards and has adopted the "plain English" approach in describing its adherence to certain standards. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

Revenue recognition

The Company reco gnizes revenue from the following primary sources: (1) principal transactions and (2) commissions. Revenue from principal transactions represents realized gains (losses) from trading securities. Revenue from principal transactions is recognized on the settlement date. Commission revenues represent amounts received for brokering security transactions and are recorded on a trade-date basis.

Customer accounts

The Company's customer accounts are carried on the books of National Financial Services Corporation (NFSC), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

Marketable securities

Marketable securities are presented at fair value, as the Company has categorized them as trading securities. Accordingly, unrealized holding gains and losses are included in earnings and reported in the accompanying statement of income. Realized gains or losses are computed based on specific identification of the securities sold and are included in earnings.

Note 2 **Summary of significant accounting policies (continued)**

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated by the straight-line and accelerated methods using estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred.

Description	Estimated Useful Lives
Furniture and fixtures	5 and 7 years
Computer and telephone	5 years

Income taxes

Deferred income taxes
The Company accounts for income taxes using an asset and liability approach. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Tax positions
In June 2006, the Financial Accounting Standards Board (FASB) issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The Company adopted the standard effective January 1, 2009. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2006-2008.

Advertising
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $1,200 for the year ended December 31, 2009.

Note 2 Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates used in preparing these financial statements include those used in determining the valuation allowance for the deferred tax asset.

Fair value

Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. The Company's financial assets and liabilities reflected in the financial statements at fair value include securities owned (see Note 3). See Note 11 for additional information.

Subsequent events

The Company has evaluated subsequent events through February 22, 2010, which is the date the financial statements were available to be issued.

Note 3 Investment securities

Original cost and market values of debt securities at December 31, 2009 is as follows:

	Cost	Market Value	Unrealized Gain/(loss)
Debt Securities	$1,271,923	$1,244,220	($27,703)

Revenue from principal transactions for the year ended December 31, 2009 includes $27,703 in unrealized loss on trading securities held at December 31, 2009.

CORBY CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2009

Note 4 **Property and equipment**

At December 31, 2009, property and equipment consisted of the following:

Furniture and fixtures	$458,819
Computer and Telephones	110,149
	568,968
Less accumulated depreciation	541,131
	$ 27,837

Depreciation expense for the year ended December 31, 2009 was $10,476.

Note 5 **Payable to clearing organization**

The Company contracted with National Financial Services LLC ("NFS") to act as their clearing agent. In connection with this agreement, NFS has required the Company to maintain a deposit of $50,000. At December 31, 2009, payable to clearing organization consisted of the following:

Cash, including deposit	$ 324,822
Due to clearing organization	(359,952)
	$(35,130)

Note 6 **Retirement plan**

The Company sponsors a 401(k) and profit sharing plan covering all eligible employees. The plan allows participants to defer a portion of their salary, subject to the Internal Revenue Code. Company contributions to the plan are discretionary and the Company has the right to amend, modify or terminate the plan. The Company contributed $16,052 to the plan during the year ended December 31, 2009.

Note 7 **Income taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets and net operating loss carryforwards for federal and state purposes.

CORBY CAPITAL MARKETS, INC.

Note 7 **Income taxes (continued)**

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2009 are as follows:

	Amount
Deferred tax liabilities:	
Non-current:	
Depreciable assets	$ 6,400
Deferred tax assets:	
Current:	
Net operating loss and other adjustments	51,100
Non-current:	
Net operating loss	274,500
Total deferred tax asset	325,600
Less valuation allowance	(43,000)
Deferred tax asset	282,600
Net deferred tax asset	$276,200

The provision for income taxes consisted of the following for the year ended December 31, 2009:

	Amount
Federal:	
Deferred	$ 10,900
State:	
Deferred	3,000
	$ 13,900

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This reduction is necessary due to uncertainty as to the Company's ability to utilize all of its net operating loss carryforwards before they expire. There was no change in the valuation allowance for the year ended December 31, 2009.

The Company has available net operating loss carryforwards of approximately $743,000 for federal and $1,136,000 available for state tax purposes. The federal net operating loss can be used to offset future taxable income and expires in December, 2028. The state net operating losses can be used to offset future taxable income and expire on various dates through December, 2013.

Note 8 **Commitments and contingencies**

The Company leases its corporate office premises under a non-cancellable operating lease, as amended, which commenced on August 31, 2007 and expires on August 31, 2011. The lease contains provisions for future rent increases, and calls for monthly payments ranging from $8,098 to $8,647. In addition to monthly rent, the Company is responsible for its share of real estate taxes and operating expenses. Rent expense charged to operations under this lease for the year ended December 31, 2009 was $71,322, net of the amount charged to Corby Asset Management, LLC, a related party (see Note 12).

Future minimum lease payments, excluding real estate taxes and operating expenses, under the operating lease for the years ending after December 31, 2009 are as follows:

Year Ending December 31,	Amount
2010	$102,663
2011	69,174
	$171,837

Note 9 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital balance and requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company has net capital of $1,098,921, which was $998,921 in excess of its required net capital. The company's net capital ratio was 8%.

Note 10 **Stockholders' equity**

Common stock

At December 31, 2009, the Company had 1,300,000 shares of $0.01 par value common stock authorized, 1,022,634 shares issued and 825,134 shares outstanding. Common shares are voting and dividends are paid at the discretion of the Board of Directors. During the year ended December 31, 2009, the Company paid dividends totaling $60,000.

All common shares are restricted from transfer without the Company being offered the first right to repurchase shares at a price determined in accordance with the stockholders agreement.

Note 10 **Stockholders' equity (continued)**

Preferred stock
At December 31, 2009, the Company had 330,221 shares of $1.00 par value, 7% preferred stock authorized, issued and outstanding. The Company paid dividends of $23,290 for the year ended December 31, 2009.

Voting
Each holder of outstanding shares of the common stock shall be entitled to one vote per share. The holders of preferred stock shall not be entitled to voting rights. There is no cumulative voting.

Dividends
Dividends on preferred stock, when declared by the Board of Directors, shall be in preference to the common stock and shall accrue on a cumulative basis at a rate of 7% per annum, payable semi-annually. Dividends on common stock may be declared by the Board of Directors, and shall only be paid once the semi-annual dividend, and all dividends in arrears, are paid on preferred stock. The Board of Directors declared $23,115 of dividends on the preferred stock for the year ended December 31, 2009 of which $1,926 remained unpaid and included in accrued expenses on the accompanying balance sheet as of December 31, 2009. Dividends of $60,000 were declared and paid on the common stock for the year ended December 31, 2009.

Liquidation preference
In the event of a liquidation, dissolution or winding-up of the Company, the holders of preferred stock shall be entitled to receive, in preference to common shareholders, payment of the par value of the preferred shares held by them, plus all accrued but unpaid dividends. After payment of all preferential amounts, holders of common stock shall be entitled to receive the remaining funds.

Put option
Any stockholder shall have the right to offer to the other stockholders all, but not less than all, of the shares owned by them. The purchase of such shares by the other stockholders shall be pro rata to their holdings of shares at that time. If the other stockholders decide not to purchase the shares, the stockholder shall have the right to sell to the Company all, but not less than all, of the shares at a price to be determined in accordance with the stockholders agreement.

Note 10 **Stockholders' equity (continued)**

Stock Option Plan

During 1996, the Company's stockholders approved the 1996 Stock Option Plan (the "Plan") that was adopted to secure for the Company and its shareholders the benefits arising from stock ownership by employees, officers and directors of, and consultants or advisors to, the Company who are expected to contribute to the Company's future growth and success. Under the terms of the Plan, options granted may be either incentive stock options or nonqualified stock options.

The Plan currently reserves 200,000 shares of common stock for grants and provides that the term of each award be determined by the Board of Directors charged with administering the Plan. The exercise price, determined by the Board of Directors, for incentive and nonqualified stock options, shall not be less than 100% of the fair market value of such stock on the date of the grant. No stock options were outstanding as of December 31, 2009.

Note 11 **Fair value measurements**

The Company has adopted fair value reporting for certain financial assets and liabilities recognized or disclosed in the financial statements on a recurring basis (at least annually). Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

> Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
>
> Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.
>
> Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

CORBY CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2009

Note 11 **Fair value measurements (continued)**

The following table summarizes the valuation of the Company's financial assets and liabilities at December 31, 2009:

Financial Asset	Fair Value	Level 1	Level 2	Level 3
Investment Securities	$1, 244,220	$1,244,220	$ -	$ -

The marketable securities measured using level 1 inputs are valued based on readily available market prices (see Note 3).

Note 12 **Related parties**

In 2006, certain stockholders of the Company, along with others, formed Corby Asset Management, LLC ("CAM"). CAM provides investment strategies and advice to clients. The Company and CAM have entered into an agreement whereby the Company pays certain shared expenses and is reimbursed quarterly. During the year ended December 31, 2009, the Company paid shared expenses of $138,489. The amount due from CAM under the cost sharing agreement totaled $35,224 as of December 31, 2009.

During 2006 the Company granted CAM an unsecured note receivable for $100,000. The note bears interest at 6% per annum, payable monthly, and had an original due date of December 1, 2009. The maturity date of the note, as amended, was extended to December 1, 2014. As of December 31, 2009, the amount due from CAM under the note agreement is $75,000, and interest earned on the note for the year ended December 31, 2009 was $4,500.

On June 23, 2009, the Company issued CAM a second unsecured promissory note in the amount of $25,000. The note receivable bears interest at 5% per annum, payable monthly, with unpaid principal due on June 23, 2014. The balance due under the note agreement was $25,000 as of December 31, 2009. Interest income of $625 was earned on the note for the year ended December 31, 2009.

Interest receivable of $2,875 on the accompanying balance sheet represents interest due on the notes receivable from CAM as of December 31, 2009.

CORBY CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2009

Note 13 **Concentration of credit risk**

The Company maintains its cash balances at various financial institutions. At times such cash balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit. The Company maintains that this risk is managed by maintaining all deposits in high-quality institutions.

Note 14 **Prior period adjustment**

In prior years, the Company did not record deferred income taxes, which resulted in an understatement of assets and retained earnings. During 2009, the Company began to record deferred income taxes as required by generally accepted accounting principles which resulted in a restatement of retained earnings. The restatement increased retained earnings as previously reported at December 31, 2008, by $290,100.

CORBY CAPITAL MARKETS, INC.

SCHEDULE OF OPERATING EXPENSES
Year ended December 31, 2009

Advertising and marketing	$	2,863
Automobile lease		7,336
Contributions		10,458
Courier		1,199
Depreciation		10,476
Equipment lease		13,445
Insurance		14,238
Legal and professional fees		58,113
Liscenses and taxes		4,071
Maintenance and repairs		69
Office expense		16,717
Payroll services		12,975
Postage		2,773
Rent		71,322
Pension plan contributions		16,052
Supplies		15,861
Travel and entertainment		51,840
Utilities		3,150
	$	312,958

To the Board of Directors and Stockholders of
Corby Capital Markets, Inc.

In planning and performing our audit of the financial statements of Corby Capital Markets, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the Unites States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17(a)-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practice procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and New York Stock Exchange other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samet & Company PC

Chestnut Hill, MA
February 22, 2010

CORBY CAPITAL MARKETS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2009

Net capital:				
Stockholder's equity			$	1,630,058
Deductions and charges:				
Nonallowable assets:				
Interest receivable	$	2,875		
Prepaid expenses and other current assets		36,970		
Property and equipment (net)		27,837		
Due from related party		35,224		
Deferred income taxes		276,200		
Notes receivable - related party		100,000		479,106
Net capital before haircuts on securities positions				1,150,952
Haircuts on securities:				
Trading and investing securities:				
Exempt securities		52,031		52,031
Net capital			$	1,098,921
Aggregate indebtness:				
Payable to clearing organization			$	35,130
Accounts payable				32,532
Accrued expenses				25,606
			$	93,268
Computation of basic net capital requirement:				
Minimum net capital required			$	6,221
Minimum dollar net capital required				100,000
Net capital requirement				100,000
Excess net capital			$	998,921
Excess net capital at 1000%			$	1,089,594
Percentage of aggregate indebtedness to net capital				8%

CORBY CAPITAL MARKETS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 (CONTINUED)

Year Ended December 31, 2009

Reconciliation with company's computation (included in part II of form X-17A-5 as of December 31, 2009)

Net capital, as reported in company's part II (unaudited) focus report	$	1,122,600
Other audit adjustments:		
Accrued additional expenses		(23,679)
Net capital per above	$	1,098,921

CORBY CAPITAL MARKETS, INC.

STATEMENT REGARDING RULE 15c3-3
December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

CORBY CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2009